

June 9, 2011

Via Mail and Facsimile (973-455-6904)

Kathleen A. Winters
Vice President and Controller
Honeywell International Inc.
101 Columbia Road
Morris Township, NJ 07962

> **Re:** **Honeywell International Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 11, 2011**
> **File No. 001-8974**

Dear Ms. Winters:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Please update us on your contacts with Iran, Syria and Sudan since your letter to us of July 27, 2007. We note that your Form 10-K does not provide disclosure about contacts with these countries. We note several 2010 news articles relating to the fact that you own 100% of UOP, which has a British subsidiary that conducts business in Iran and is part of a consortium with several companies, including Iranian firms. According to the article, this consortium is expanding and upgrading the Arak Refinery in Iran. The project is budgeted to cost $3.7 billion and could triple that refinery's gasoline production. We also note that your website provides contact information for

the Security Group's Middle East region for countries including Iran, Syria and Sudan.

Your response should describe the nature and extent of your contacts with Iran, Syria and Sudan, whether through affiliates, subsidiaries or other direct or indirect arrangements. Please also discuss any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities controlled by those governments. We note, for instance, that the above-referenced article indicates that one party to the Arak Refinery project may be a state-owned Iranian firm.

2. Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note several 2010 news articles about your contacts with Iran and the fact that you also do business with the U.S. government. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

3. Please discuss the applicability of the sanctions enacted by the U.S. government under the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 and how they will impact or have impacted your business. Please discuss the provisions relating to contracting with the U.S. government and how they may impact or have impacted your business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Kathleen A. Winters
Honeywell International Inc.
June 9, 2011
Page 3

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance